SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                         OAO Technology Solutions, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                 205103-67082B10
                                 (CUSIP Number)

                    A. Christopher Ducanes, Corporate Counsel
                         OAO Technology Solutions, Inc.
                     7500 Greenway Center Drive, 16th Floor
                            Greenbelt, Maryland 20770
                                  (301)486-2332

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

CUSIP NO. 205103-67082B10               13D                    Page 1 of 3 Pages

1.       NAME OF REPORTING PERSON
         Gregory A. Pratt

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         861,111

8.       SHARED VOTING POWER

9.       SOLE DISPOSITIVE POWER
         861,111

10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         861,111

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5%

14.      TYPE OF REPORTING PERSON*
         IN

ITEM 1. Security and Issuer                                    Page 2 of 3 Pages

     The title of the class of equity securities to which this Schedule 13D relates is Common Stock ($.01 par value per share) of OAO Technology Solutions, Inc. (hereinafter referred to as the "Shares"). The name and address of the issuer of the Shares is OAO Technology Solutions, Inc., 7500 Greenway Center Drive, 16th Floor, Greenbelt, Maryland 20770 (hereinafter referred to as the "Issuer").

ITEM 2. Identity and Background

a. Name                 b. Business Address                c. Occupation
Gregory A. Pratt        OAO Technology Solutions, Inc.     President
                        16th Floor                         and CEO
                        7500 Greenway Center Drive
                        Greenbelt, Maryland 20770

d. No
e. No
f. United States

ITEM 3. Source and Amount of Funds or Other Consideration

     A full recourse five year loan in the principal amount of $2,932,500 with interest at the Federal statutory rate, secured by a pledge of the 750,000 shares (See Item 4), which represents a price per share of $3.91, the then present fair market value.

ITEM 4. Purpose of Transaction

     Pursuant to Gregory A. Pratt's employment agreement with OAO Technology Solutions, Inc. (the "Agreement"), Mr. Pratt was entitled to purchase 750,000 restricted shares of OAOT.

     The Reporting Person acquired the Shares as an investment in connection with the completion of the Transaction described in the preceding paragraph.

ITEM 5. Interest in the Securities of the Issuer

                           Number of Shares              Percentage of
Name of Person            Beneficially Owned           Outstanding Shares
--------------            ------------------           ------------------

Gregory A. Pratt              861,111 *                        5%

*Sole voting and dispositive Power

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                                               Page 3 of 3 Pages


     With the exception of the agreements listed in ITEMS 3 and 4 above, no contracts or other arrangements exist.

ITEM 7.           Material to be Filed as Exhibits

Exhibit A         Restricted Stock Grant Letter dated as of July 14, 1999

Exhibit B         Acceptance of Grant dated as of July 14, 1999

Exhibit C         Term Note dated as of July 14, 1999

Exhibit D         Pledge Agreement dated as of July 14,1999

                                   SIGNATURES

     After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1999                   OAO Technology Solutions, Inc.

                                         By: /s/ Gregory A. Pratt
                                             ------------------------
                                             Gregory A. Pratt

                                  EXHIBIT INDEX

Exhibit     Title
-------     -----

A           Restricted Stock Grant Letter dated as of July 14, 1999

B           Acceptance of Grant dated as of July 14, 1999

C           Term Note dated as of July 14, 1999

D           Pledge Agreement dated as of July 14, 1999

                                    EXHIBIT A

                         OAO TECHNOLOGY SOLUTIONS, INC.
                          RESTRICTED STOCK GRANT LETTER
                          DATE OF GRANT: July 14, 1999

     OAO Technology Solutions, Inc. (the "Company") has adopted the 1996 Equity Compensation Plan (the "Plan") to provide an incentive to its employees, officers, directors and key advisors. This Restricted Stock Grant is granted to Gregory A. Pratt (the "Grantee") in accordance with the Plan. Capitalized terms used and not otherwise defined in this Grant Letter are used herein as defined in the Plan.

1. Stock Grant

     The Company hereby offers to the Grantee the opportunity to acquire from the Company 750,000 shares of common stock of the Company, $.01 par value (the "Shares"), at a cost of $3.91 per share.

     Subject to the Grantee's acceptance of this offer the Company will prepare and issue a certificate representing the Shares, which shall be registered in the name of the Grantee and which shall bear the following restrictive legend:

     THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER DESCRIBED IN A RESTRICTED STOCK GRANT LETTER, A COPY OF WHICH IS ON FILE AT THE OFFICES OF OAO TECHNOLOGY SOLUTIONS, INC. ANY ATTEMPTED TRANSFER, PLEDGE, OR DISPOSITION OF, THESE SHARES WITHOUT COMPLIANCE WITH THE PROVISIONS OF SUCH LETTER, AND ANY LEVY UPON THESE SHARES, SHALL BE NULL AND VOID.

2. Acceptance by the Grantee; Deposit of Certificate into Escrow

     The Grantee shall signify acceptance of the offer to acquire the Shares by delivering to the Company, as escrow agent (the "Escrow Agent"):

     (i) an executed copy of the Acceptance of Grant attached as Exhibit A hereto;

     (ii) two stock powers in the form of Exhibit C hereto, signed in blank with a medallion signature guarantee, for completion by the Escrow Agent at the time of any transfer of any of the Shares pursuant to this Grant Letter; and

     (iii) two executed copies of the 83(b) Election attached as Exhibit B hereto.

     Upon receipt from the Grantee of the foregoing items, the Company shall cause certificates representing the Shares to be issued in Grantee's name and deposited with the Escrow Agent, to be held in accordance with the terms of this Grant.

3. Vesting

     The Shares are subject to (i) the vesting  schedule  set forth  below,  and
(ii) the restrictions imposed under the Plan and under Section 4 hereof. The vesting schedule for the Shares is as follows:

     25% on July 1, 1999; and

     25% each year thereafter until the Shares are 100% vested.

     Vesting will cease upon the Grantee's separation from the service of the Company in conformance with Mr. Pratt's Employment Agreement, dated June 25, 1998, or as otherwise amended and agreed by the Compensation Committee of the Board of Directors and Mr. Pratt.

     Vesting will be accelerated in the event the closing price of the Company's shares of common stock equals or exceeds $25.00 for 20 consecutive trading days or there is a re-organization. As used herein, a "Reorganization" shall be deemed to have occurred if the shareholders of the Company approve (or, if shareholder approval is not required, the Board approves) an agreement providing for (i) the merger or consolidation of the Company with another separate corporation where the shareholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote.)

     In the event of the Grantee's disability, as defined in the Plan, the Grantee will continue to vest according to the above schedule during the period of disability, and upon return to employment with the Company or any Affiliate upon the Grantee's recovery, during the period of the Grantee's re-employment. In the event the Grantee fails to return to employment upon recovery from disability, vesting will cease and the Company's repurchase right shall become effective.

4. Restrictions

     (a) Unvested Shares. All unvested Shares will be held by the Escrow Agent until they become vested, at which time the Escrow Agent shall deliver to the Grantee the Share certificate(s) registered in the Grantee's name. The Grantee may not sell, assign, transfer, pledge or otherwise dispose of any unvested Shares.

     (b) Impermissible Transfers Void. Any attempt to assign, transfer, pledge or otherwise dispose of any Shares contrary to the provisions of this Grant Letter, and the levy of any execution, attachment or similar process upon Shares during the Restriction Period or upon any unvested Shares, shall be null and void and without effect.

5. Permitted Transferees.

     A Grantee may transfer vested Shares to immediate family members (spouse, siblings, or children), family trusts, or family partnerships, or by will or by the laws of descent and distribution ("Permitted Transferees") provided that the Grantee receives no consideration for the transfer and the transferred Shares shall continue to be subject to the same restrictions as were applicable immediately before the transfer, and the transferee acknowledges such restrictions in a written instrument.

6. Not Applicable

7. Effect of Changes in Shares

     If any change is made to the common stock of the Company by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, exchange of shares, or any other change in capital structure made without receipt of consideration, then, unless such change results in the termination of the Restriction Period, any new, substituted, or additional securities distributed with respect to the Shares shall be immediately subject to the restrictions imposed upon the Shares to the same extent that the Shares immediately prior thereto have been covered by such provisions.

8. Voting of Shares; Dividends

     During the Restriction Period, the Grantee shall exercise all voting rights in connection with the Shares.

     Effective as of the date on which the Grantee signifies acceptance of the Shares, the Grantee or Permitted Transferees, shall be entitled to receive any dividends, rights or other distributions payable to stockholders of record of the Company on and after the date of such acceptance; provided, however, that neither the Grantee nor any Permitted Transferees shall have any dividend rights or any other rights whatsoever with respect to any Shares which are forfeited or repurchased by the Company.

9. Withholding of Taxes

     The Company shall have the right to require the Grantee to pay to the Company the amount of any taxes which the Company is required to withhold in respect of this grant.

10. No Contract for Employment

     Nothing contained in this Grant Letter shall be deemed to require the Company or any Affiliate to continue the Grantee's employment.

11. Administration

     This Grant is made pursuant to the terms, conditions and other provisions of the Plan as in effect on the Date of Grant, and as the Plan may be amended from time to time. The terms of the Plan are incorporated herein by reference. All questions of interpretation and application of the Plan and of this Grant shall be determined by the Compensation Committee, in its discretion, and such determination shall be final and binding upon all persons. The validity, construction and effect of this Grant shall be determined in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

                                    OAO TECHNOLOGY SOLUTIONS, INC.

                                    By: /s/ J. Jeffrey Fox
                                        --------------------------

                                    EXHIBIT B

                               ACCEPTANCE OF GRANT

     The Grantee acknowledges and agrees with the terms and conditions of the attached Grant Letter pursuant to which OAO Technology Solutions, Inc. (the "Company") has offered the Grantee the opportunity to acquire shares (the "Shares") under the Company's 1996 Equity Compensation Plan.

     As a condition to the issuance of the Shares, the Grantee hereby represents and warrants to the Company and agrees with the Company as follows:

     1. Investment Intent. The Grantee is acquiring the Shares for the Grantee's own account for investment and not with a view to, or for sale in connection with, any distribution of the Shares or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof in any transaction other than a transaction exempt from registration under the 1933 Act. The Grantee represents that the entire legal and beneficial interest in the Shares is being acquired, and will be held, for the Grantee's account only, and neither in whole or in part for any other person except for permitted transferees.

     2. Information Concerning the Company. The Grantee has heretofore had the opportunity to discuss with officers and directors of the Company the plans, operations and financial condition of the Company and has heretofore received all such information as the Grantee has requested.

     3. Economic Risk. The Grantee understands that the Shares are highly speculative securities involving a high degree of risk. The Grantee is able, without impairing his financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of value of the Shares.

     4. Restricted Securities. The Grantee understands that so long as he remains an affiliate of the Company, the Shares are characterized as "control securities" under the Securities Act of 1933, as amended (the "1933 Act"), and as such, are subject to the provisions of Rule 144 under the 1933 Act, except that there is no minimum holding period requirement.

     5. Disposition of Shares. The Grantee hereby agrees not to sell, assign, transfer, pledge or otherwise dispose of any portion of the Shares unless and until the Grantee shall have complied with all of the requirements of the Restricted Stock Grant Letter.

     6. Legends. The Grantee understands that the certificates representing the Shares will bear any legends required by the securities or "blue sky" laws of any state in addition to the legends set forth in the Grant Letter.

     7. Section 83(b) Election. The Grantee understands that under Section 83 of the Internal Revenue Code of 1986, as amended (the "Code"), the difference between the purchase price (if any) paid for the Shares and their fair market value on the date of vesting would be reportable as ordinary income at such time. The Grantee understands that by filing an election with the Internal Revenue Service pursuant to Section 83(b) of the Code within 30 days after the date of grant, in lieu of the foregoing, the Grantee will be taxed at the time the Shares are granted to the Grantee on the fair market value of the Shares.

     The Section 83(b) election, which may avoid adverse tax consequences in the future, must be made within the 30-day period after the Date of Grant. The form for making this election is attached as Exhibit B hereto. THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE'S SOLE RESPONSIBILITY TO SEEK ADVICE REGARDING SECTION 83(B). THE GRANTEE IS RELYING SOLELY ON THE GRANTEE'S ADVISORS WITH RESPECT TO THIS SECTION 83(B) ELECTION AND THE COMPANY SHALL HAVE NO RESPONSIBILITY OR LIABILITY IN CONNECTION THEREWITH.

     The Grantee, intending to be legally bound hereby, has executed this Acceptance of Grant on the date set forth below.

Dated: July 14, 1999

                                      GRANTEE:

                                      /s/ Gregory A. Pratt
                                      --------------------------
                                      Gregory A. Pratt

                      ASSIGNMENT SEPARATE FROM CERTIFICATE

     FOR VALUE RECEIVED, the undersigned, Gregory A. Pratt, hereby sells, assigns and transfers unto OAO Technology Solutions, Inc., 750,000 shares of the common stock of OAO Technology Solutions, Inc. standing in the name of the undersigned on the books of said corporation represented by Certificate(s) No.(s) TBD inclusive and do hereby irrevocably constitute and appoint J. Jeffrey Fox attorney to transfer the said stock on the books of the within named corporation with full power of substitution in the premises.

Dated: July 14, 1999                        /s/ Gregory A. Pratt
                                            ----------------------------
                                            Gregory A. Pratt

Signed in the presence of:

/s/ A. Christopher Ducanes
-------------------------------

                                    EXHIBIT C

TERM NOTE

                               (Gregory A. Pratt)

$2,932,500                                                         July 14, 1999

     In consideration of the loan (hereinafter referred to as a "Loan"), OAO Technology Solutions, Inc., a Delaware corporation (the "Lender"), has made to Gregory A. Pratt, (the "Borrower"), and for value received, the Borrower hereby promises to pay to the order of the Lender, at the Lender's office located at 7500 Greenway Center Drive, 16th Floor, Greenbelt, MD 20770 or at such other place in the continental United States as the Lender may designate in writing, in lawful money of the United States, and in immediately available funds, the principal sum of $2,932,500 together with all accrued interest thereon.

     The Borrower hereby further promises to pay to the order of the Lender interest on the outstanding principal amount from the date hereof, at a per annum rate equal to 5.82% (the "Loan Rate"). The Borrower shall pay on demand interest on any overdue payment of principal and interest (to the extent legally enforceable) at the Loan Rate plus three percent (3%).

     The unpaid principal balance of the Note, together with all accrued and unpaid interest, shall be paid in full on July 14, 2004.

     All payments made on this Note (including, without limitation, prepayments) shall be applied, at the option of the Lender, first to late charges and collection costs, if any, then to accrued interest and then to principal. Interest payable hereunder shall be calculated for actual days elapsed on the basis of a 360-day year. All accrued and unpaid interest shall be due and payable upon maturity of this Note. After maturity or in the event of default, interest shall continue to accrue on the Note at the rate set forth above and shall be payable on demand of the Lender.

     The outstanding principal amount of this Note may be prepaid in whole or in part without any prepayment penalty or premium at any time or from time to time by Borrower upon notice to the Lender; provided, that any prepayment shall be applied first to any interest due to the date of such prepayment on this Note and thereafter shall be applied to the installments of principal hereunder in the inverse order of maturity.

     Notwithstanding anything in this Note, the interest rate charged hereon shall not exceed the maximum rate allowable by applicable law. If any stated interest rate herein exceeds the maximum allowable rate, then the interest rate shall be reduced to the maximum allowable rate, and any excess payment of interest made by Borrower at any time shall be applied to the unpaid balance of any outstanding principal of this Note.

     An event of default hereunder shall consist of:

     (i) a default in the payment by the Borrower to the Lender of principal or interest under this Note as and when the same shall become due and payable; or

     (ii) an event of default under the Pledge Agreement signed on July 14, 1999 by the Borrower;

     (iii) institution of any proceeding by or against the Borrower under any present or future bankruptcy or insolvency statute or similar law and, if involuntary, if the same are not stayed or dismissed within sixty (60) days, or the Borrower's assignment for the benefit of creditors or the appointment of a receiver, trustee, conservator or other judicial representative for the Borrower or the Borrower's property or the Borrower's being adjudicated a bankrupt or insolvent; or

     (iv) the expiration of the thirty (30) day period following the date the Borrower ceases for any reason to remain in the employ of Lender.

     Upon the occurrence of an event of default hereunder, this Note shall be due within 90 days of default without any action or notice by Lender, be accelerated and become immediately due and payable after 90 days of default, and Lender shall have all of the rights and remedies provided for herein or otherwise available at law or in equity, all of which remedies shall be cumulative.

     In the event of default, the Lender may either accept cash payment or use the proceeds from a cashless sale of the vested shares of the Borrower that is held as Collateral to pay off Borrower's Loan Principal and Interest. Interest due and payable by Borrower for unvested shares will be forgiven.

     In the event the Borrower sells or otherwise transfers for value one or more shares of the Lender's common stock purchased with the proceeds of this Note, then any unpaid portion of the principal balance of this Note attributable to the purchase price of those shares shall become immediately due and payable, together with all accrued and unpaid interest on that principal portion.

     For purposes of applying the provisions of this Note, the Borrower shall be considered to remain in the Lender's employ for so long as the Borrower renders services as a full-time employee of the Lender, any successor entity or one or more of the Lender's fifty (50%) percent or more owned (directly or indirectly) subsidiaries.

     The proceeds of the loan evidenced by this Note shall be applied solely to the payment of the purchase price of 750,000 shares of the Lender's common stock and payment of this Note shall be secured by a pledge of those shares with the Lender pursuant to the Pledge Agreement to be executed this date by the Borrower. THE BORROWER, HOWEVER, SHALL REMAIN PERSONALLY LIABLE FOR PAYMENT OF THIS NOTE AND ASSETS OF THE MAKER, IN ADDITION TO THE COLLATERAL UNDER THE PLEDGE AGREEMENT, MAY BE APPLIED TO THE SATISFACTION OF THE BORROWER'S OBLIGATIONS HEREUNDER.

     Neither the reference to nor the provisions of any agreement or document referred to herein shall affect or impair the absolute and unconditional obligation of the Borrower to pay the principal of and interest on this Note as herein provided.

     Any action, suit or proceeding where the amount in controversy as to at least one party, exclusive of interest and costs, exceeds $1,000,000 ("Summary Proceeding"), arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be litigated exclusively in the Superior Court of the State of Delaware (the "Delaware Superior Court") as a summary proceeding pursuant to Rules 124-131 of the Delaware Superior Court, or any successor rules (the "Summary Proceeding Rules"). Each of the parties hereto hereby irrevocably and unconditionally (i) submits to the jurisdiction of the Delaware Superior Court for any Summary Proceeding, (ii) agrees not to commence any Summary Proceeding except in the Delaware Superior Court, (iii) waives, and agrees not to plead or to make, any objection to the venue of any Summary Proceeding in the Delaware Superior Court, (iv) waives, and agrees not to plead or to make, any claim that any Summary Proceeding brought in the Delaware Superior Court has been brought in an improper or otherwise inconvenient forum,
(v) waives, and agrees not to plead or to make, any claim that the Delaware Superior Court lacks personal jurisdiction over it, (vi) waives its right to remove any Summary Proceeding to the federal courts except where such courts are vested with sole and exclusive jurisdiction by statute and (vii) understands and agrees that it shall not seek a jury trial or punitive damages in any Summary Proceeding based upon or arising out of or otherwise related to this Agreement waives any and all rights to any such jury trial or to seek punitive damages.

     In the event any action, suit or proceeding where the amount in controversy as to at least one party, exclusive of interest and costs, does not exceed $1,000,000 (a "Proceeding"), arising out of or relating to this Agreement or the breach, termination or validity thereof is brought, the parties to such Proceeding agree to make application to the Delaware Superior Court to proceed under the Summary Proceeding Rules. Until such time as such application is rejected, such Proceeding shall be treated as a Summary Proceeding and all of the foregoing provisions of this Section relating to Summary Proceedings shall apply to such Proceeding.

     If a Summary Proceeding is not available to resolve any dispute hereunder, the controversy or claim shall be settled by arbitration conducted on a confidential basis, under the U.S. Arbitration Act, if applicable, and the then current Commercial Arbitration Rules of the American Arbitration Association (the "Association") strictly in accordance with the terms of this Agreement and the substantive law of the State of Delaware. The arbitration shall be conducted at the Association's regional office located closest to the Lender's principal place of business by a single arbitrator. Judgment upon the arbitrator's award may be entered and enforced in any court of competent jurisdiction. Neither party shall institute a proceeding hereunder unless at least 60 days prior thereto such party shall have given written notice to the other party of its intent to do so.

     Neither party shall be precluded hereby from securing equitable remedies in courts of any jurisdiction, including, but not limited to, temporary restraining orders and preliminary injunctions to protect its rights and interests but shall not be sought as a means to avoid or stay arbitration or Summary Proceedings.

     The Borrower hereby waives presentment, demand, protest and notice of dishonor and protest, and also waives all other exemptions; and agrees that extension or extensions of the time of payment of this Note or any installment or part thereof may be made before, at or after maturity by agreement by the Lender. Upon default hereunder the Lender shall have the right to offset the amount owed by the Borrower against any amounts owed by the Lender in any capacity to the Borrower, whether or not due, and the Lender shall be deemed to have exercised such right of offset and to have made a charge against any such account or amounts immediately upon the occurrence of an event of default hereunder even though such charge is made or entered on the books of the Lender subsequent thereto. The Borrower shall pay to the Lender, upon demand, all costs and expenses, including, without limitation, attorneys' fees and legal expenses, that may be incurred by the Lender in connection with the enforcement of this Note.

     Notices required to be given hereunder shall be deemed validly given (i) three business days after sent, postage prepaid, by certified mail, return receipt requested, (ii) one business day after sent, charges paid by the sender, by Federal Express Next Day Delivery or other guaranteed delivery service, (iii) when sent by facsimile transmission, or (iv) when delivered by hand:

         If to the Lender:        Chief Financial Officer
                                  OAO Technology Solutions, Inc.
                                  7500 Greenway Center, 16th Floor
                                  Greenbelt, MD 20770-3522

         If to the Borrower:      Gregory A. Pratt
                                  1125 Kaolin Road
                                  Kennett Square, PA 19348

or to such other address, or in care of such other person, as the holder or the Borrower shall hereafter specify to the other from time to time by due notice.

     Any failure by the Lender to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time. No amendment to or modification of this Note shall be binding upon the Lender unless in writing and signed by it. Any provision hereof found to be illegal, invalid or unenforceable for any reason whatsoever shall not affect the validity, legality or enforceability of the remainder hereof. This Note shall apply to and bind the successors of the Borrower and shall inure to the benefit of the Lender, its successors and assigns.

     This Note shall be governed by and interpreted in accordance with the laws of the State of Delaware.

     IN WITNESS WHEREOF, the Borrower has duly executed this Term Note as of the date first written above.

                                  /s/ Gregory A. Pratt
                                  -----------------------
                                     GREGORY A. PRATT

                                    EXHIBIT D

                                PLEDGE AGREEMENT

     For good and valuable consideration and intending to be legally bound, GREGORY A. PRATT ("Pledgor") hereby assigns, pledges and grants to OAO TECHNOLOGY SOLUTIONS, INC. a Delaware corporation ("Lender"), a security interest in the shares of capital stock and/or other securities of Lender, now owned by or standing in the name of Pledgor or in which Pledgor has a legal or beneficial interest, which are described on Schedule A attached hereto and made a part hereof (collectively, the "Securities"), and cash and non-cash proceeds, distributions, additions, substitutions, exchanges, redemptions and replacements of, on or by reason of any of the foregoing (collectively, the "Collateral"), as security for the payment and performance of all indebtedness, liabilities and obligations of Borrower (primary, secondary, direct, contingent, related, unrelated, sole, joint or several) to Lender, whether for principal, interest, fees, expenses or otherwise, (the "Obligations"), arising under that certain promissory note, dated of even date herewith, issued by Borrower in the principal amount of $2,932,500 (the "Note"), all on the following terms and conditions.

     A. Representations and Warranties. Pledgor represents and warrants that:

     1. Pledgor has good title to the Securities free and clear of all liens and encumbrances except the security interest created hereby.

     2. Pledgor has delivered to Lender all stock certificates representing or evidencing the Securities, accompanied by corresponding assignment or transfer powers duly executed in blank by Pledgor, and this Pledge Agreement and such powers have been duly and validly executed and are binding and enforceable against Pledgor in accordance with their terms; and the pledge of the Securities in accordance with the terms hereof creates a valid and perfected first priority security interest in the Securities securing payment of the Obligations.

     3. No authorization, approval, consent, or other action by, and no notice to or filing with, any governmental authority, regulatory body or other person or entity is required either (i) for the pledge by Pledgor of the Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by Pledgor, or (ii) for the exercise by Lender of the voting or other rights provided for in this Pledge Agreement or the remedies in respect of the Collateral pursuant to this Pledge Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally).

     B. Negative Pledge. Pledgor agrees not to (i) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or permit to exist any lien, security interest or other charge or encumbrance upon or with respect to any of the Collateral, except the security interest under this Pledge Agreement.

     C. Not Applicable.

     D. Pledgor's Rights in the Pledged Collateral Before Default. So long as no Event of Default (as such term is defined in the Note) shall have occurred and be continuing and Pledgor is in full compliance with the terms hereof:

     1. Pledgor shall be entitled to receive and retain any normal, regularly declared cash dividends or cash interest payments (as the case may be) paid in respect of the Collateral, if such dividends and payments are permitted under the Loan Documents.

     2. Pledgor may exercise all voting rights, if any, pertaining to the Collateral for any purpose not inconsistent with the terms hereof or of the Obligations or Loan Documents. In the event any Collateral has been transferred into the name of Lender or a nominee or nominees of Lender prior to the occurrence of such Event of Default, Lender or its nominee shall execute and deliver upon request of Pledgor an appropriate proxy in order to permit Pledgor to vote, if applicable, the same.

     E. Further Assurances. Pledgor shall from time to time promptly take all actions (and execute, deliver and record all instruments and documents) necessary or appropriate or requested by Lender, to continue the validity, enforceability and perfected status of the pledge of the Collateral hereunder or to enable Lender to exercise and enforce the rights and remedies hereunder with respect to any of the Pledged Collateral.

     F. Lender's Duties Toward Collateral. Lender shall be under no obligation to take any actions and shall have no liability (except for gross negligence or willful misconduct) with respect to the preservation or protection of the Collateral or any underlying interests represented thereby as against any prior or other parties. In the event Pledgor requests that Lender take or omit to take action(s) with respect to the Collateral, Lender may refuse so to do with impunity if Pledgor does not, upon request of Lender, post sufficient, creditworthy indemnities with Lender which, in Lender's sole discretion, are sufficient to hold it harmless from any possible liability of any kind in connection therewith.

     G. Waivers by Pledgor. Pledgor agrees that Lender, at any time and without affecting its rights in the Collateral and without notice to Pledgor, may grant any extensions, releases or other modifications of any kind respecting the Loan Documents, the Obligations and any Collateral. Pledgor, except as otherwise provided herein or in the Loan Documents, waives all notices of any kind in connection with the Obligations, the Loan Documents and any changes therein or defaults or enforcements proceedings thereunder, whether against Pledgor or any other party. Pledgor hereby waives any rights it has at equity or in law to require Lender to apply any rights of marshalling or other equitable doctrines in such circumstances.

     H. Remedies Upon Default. After the occurrence of any Event of Default (as defined in the Loan Documents) or if any representation, warranty or agreement of Pledgor hereunder is breached or proves to be false, erroneous or misleading in any material respect:

     1. Lender may transfer or cause to be transferred any of the Collateral into its own or a nominee's or nominees' names.

     2. Lender shall be entitled to receive and apply in payment of the Obligations any cash dividends, interest or other payment on the Collateral.

     3. Lender shall be entitled to exercise in Lender's discretion all voting rights, if any, pertaining to the Collateral, and in connection therewith and at the written request of Lender, Pledgor shall promptly execute any appropriate dividend, payment or brokerage orders or proxies.

     4. Pledgor shall promptly take any action necessary or required or requested by Lender, in order to allow Lender fully to enforce the pledge of the Collateral hereunder and realize thereon to the fullest possible extent including, but not limited to, the filing of any claims with any court, liquidator or trustee, custodian, receiver or other like person or party.

     5. Lender shall have all the rights and remedies granted or available to it hereunder, under the Uniform Commercial Code as in effect from time to time in Delaware, under any other statute or the common law, or under any of the Loan Documents, including without limitation the right to sell the Collateral or any portion thereof at one or more public or private sales upon ten (10) days' written notice and to bid thereat or purchase any part or all thereof in its own or a nominee's or nominees' names, free and clear of any equity of redemption; and to apply the net proceeds of the sale, after deduction for any expenses of sale, including without limitation the payment of all Lender's reasonable attorneys' fees in connection with the Obligations and the sale, to the payment of the Obligations in any manner or order which Lender in its sole discretion may elect, without further notice to or consent of Pledgor and without regard to any equitable principles of marshalling or other like equitable doctrines.

     6. Lender may increase, in its sole discretion, but shall not be required to do so, the Obligations by making additional advances or incurring expenses for the account of Pledgor deemed appropriate or desirable by Lender in order to protect, enhance, preserve or otherwise further the sale or disposition of the Collateral or any other property it holds as security for the Obligations. In the event of a default, the Lender will either a) permit Pledgor to sell vested shares to reimburse Lender for Pledgor's Obligations; b) provided a sale of Pledgor's vested shares would not be permitted due to a quiet period or similar event, Lender will purchase from

Pledgor the necessary amount of vested shares to pay off the Obligations of Pledgor to Lender; or c) extend additional amounts of time to Pledgor before Collateral is used to pay off Pledgor's obligations.

     I. Dispositions of Collateral. Pledgor recognizes that Lender may be unable to effect a sale to the public of all or part of the Collateral by reason of certain prohibitions or restrictions in the federal or state securities laws and regulations (collectively, the "Securities Laws"), or the provisions of other federal and state laws, regulations or rulings, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be required to agree to acquire the Collateral for their own account, for investment and not with a view to the further distribution or resale thereof without restriction. Pledgor agrees that any sales(s) so made may be at prices and on other terms less favorable to Pledgor than if the Collateral was sold to the public, and that Lender has no obligation to delay sale of the Collateral for period(s) of time necessary to permit the issuer thereof to register the Collateral for sale to the public under any of the Securities Laws. Pledgor agrees that negotiated sales whether for cash or credit made under the foregoing circumstances shall not be deemed for that reason not to have been made in a commercially reasonable manner. Pledgor shall cooperate with Lender and shall satisfy any requirements under the Securities Laws applicable to the sale or transfer of the Collateral by Lender.

     In connection with any sale or disposition of the Collateral, Lender is authorized to comply with any limitation or restriction as it may be advised by its counsel is necessary or desirable in order to avoid any violation of applicable law or to obtain any required approval of the purchaser(s) by any governmental regulatory body or officer and it is agreed that such compliance shall not result in such sale being considered not to have been made in a commercially reasonable manner nor shall Lender be liable or accountable by reason of the fact that the proceeds obtained at such sale(s) are less than might otherwise have been obtained.

     Lender may elect to obtain the advice of any independent nationally-known investment banking firm, which is a member firm of the New York Stock Exchange, with respect to the method and manner of sale or other disposition of any of the Collateral, the best price reasonably obtainable therefor, the consideration of cash and/or credit terms, or any other details concerning such sale or disposition. Lender, in its sole discretion, may elect to sell on such credit terms which it deems reasonable.

     J. Lender's Expenses. Pledgor shall pay Lender on demand all costs and expenses incurred by Lender (including, without limitation, counsel fees and expenses) in connection with (i) the preparation, negotiation, and closing of this Pledge Agreement, and any modifications hereto, (ii) the custody, preservation, sale or collection or realization of the Collateral, and (iii) the exercise or enforcement of Lender's rights hereunder.

     K. Successors and Assigns. This Pledge Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns and shall be governed as to its validity, interpretation and effect by the laws of the State of Delaware; and any terms used herein which are defined in the Uniform Commercial Code as enacted in Delaware shall have the meanings therein set forth.

     L. Amendments and Waivers. No amendment or waiver of any provision of this Agreement nor consent to any departure by Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by Lender, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure or delay on the part of Lender in the exercise of any right, power, or remedy under this Pledge Agreement or any of the Loan Documents shall under any circumstances constitute or be deemed to be a waiver thereof, or prevent the exercise thereof in that or any other instance.

     M. Attorney-in-Fact. Pledgor hereby irrevocably appoints Lender as its attorney-in-fact, in the name of Pledgor or otherwise, from time to time in Lender's discretion and at Pledgor's expense, to take any action and to execute, deliver and record any instruments or documents in connection with the Collateral which Lender may deem necessary or advisable to accomplish the purposes of this Pledge Agreement including, without limitation, to receive, endorse, and collect all instruments made payable to Pledgor representing any dividend, interest, or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same. Lender shall not, in its capacity as such attorney-in-fact, be liable for any acts or omissions, nor for any error of judgment or mistake of fact or law, but only for gross negligence or willful misconduct.

     N. Entire Agreement. This Pledge Agreement, and all agreements and instruments to be delivered by the parties pursuant hereto or in connection herewith, represent the entire understanding of the parties with respect to the subject matter hereof. Except as otherwise indicated, all agreements defined herein refer to the same as from time to time amended or supplemented or the terms thereof waived or modified in accordance herewith and therewith. Any provision hereof found to be illegal, invalid or unenforceable for any reason whatsoever shall not affect the legality, validity or enforceability of the remainder hereof.

     P. Joint and Several Obligations. If more than one Pledgor signs this Pledge Agreement, all references herein to Pledgor shall include all such Pledgors and each shall be jointly and severally bound by the terms and provisions hereof.

     Q. Notices. All notices, demands or other communications required or permitted hereunder shall be in writing and shall be given as provided in the Note, using Pledgor's address as indicated below.

     R. Partial Releases; Termination. Any of the Collateral may be released from this Pledge Agreement without altering, varying, or diminishing in any way this Pledge Agreement or the security interest granted hereby as to the Collateral not expressly released, and this Pledge Agreement and such security interest shall continue in full force and effect as to all of the Collateral not expressly released. This Pledge Agreement and Lender's rights in the Collateral shall cease, terminate and be void upon the repayment in full of the Obligations. Upon such repayment and termination, Lender shall execute such documents as may reasonably be required by Pledgor to release Lender's security interest in the Collateral.

     IN WITNESS WHEREOF, Pledgor has executed this Pledge Agreement as of the 14th day of July, 1999.

WITNESS OR ATTEST:                          PLEDGOR:

/s/ A. Christopher Ducanes                  /s/ Gregory A. Pratt
-----------------------------               --------------------------
                                            Name: Gregory A. Pratt

                                            Address: 1125 Kaolin Road
                                            Kennett Square, PA 19348
                                            Fax No.: 610-444-5795

                                   Schedule A

                        Description of Pledged Securities

================================================================================
                                    Stock Certificate   No. of    Percentage of
     Issuer       Class of Stock           No.          Shares    Issued Shares
================================================================================
OAO Technology     Common Stock           TBD           750,000         5%
Solutions, Inc.
================================================================================